THE BLACKROCK INVESTMENT QUALITY TERM TRUST INC.
FILE NUMBER:  811-6542
FYE: December 31, 2001

Sub-Item 77J

Reclassification of Capital Accounts:
The Trust accounts for and reports
distributions to shareholders in
accordance with the American Institute
of Certified Public Accountants
Statement of Position 93-2:
Determination, Disclosure, and Financial
Statement Presentation of Income,
Capital Gain, and Return of Capital
Distributions by Investment Companies.
The effect caused by applying this statement was to decrease paid-in capital and increase undistributed net investment income by $625,000 due to certain expenses not being deductible for tax purposes. Net investment income, net realized losses and net assets were not affected by this change.